UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53960E 106

(CUSIP Number)

McLeod Management Co. LLC

1298 Tammany Lane

Hamilton, MT 59840

406-690-0273

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS McLeod Management Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,106,907
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,106,907
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,106,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 86,299,495 shares of Common Stock of Local Bounti Corporation (the “Company”) outstanding as of November 19, 2021, as reported in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 24, 2021 (the “Form 8-K”).

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Travis M. Joyner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,148,881 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,148,881 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,148,881 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 16,106,907 shares of Common Stock held by McLeod Management Co. LLC. Mr. Joyner serves as a Managing Member and as such, has sole voting and dispositive power with respect to the shares held by McLeod Management Co. LLC. and may be deemed to beneficially own the shares of Common Stock held by McLeod Management Co. LLC and (ii) 2,000,000 shares of Restricted stock units (“RSUs”) were granted under the Issuer’s 2021 Equity Incentive Plan, of which, subject to Mr. Joyner’s continued service with the Issuer on the applicable vesting date, 10% will vest on July 1, 2022, and the remaining RSUs will vest in three equal installments (of 30% each) on January 1, 2023, 2024 and 2025.

(2)

Based on 86,344,881 shares of common stock of Local Bounti Corporation (the “Issuer”) outstanding as of November 30, 2021, as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission on December 23, 2021.

SCHEDULE 13D/A

Preliminary Note This Amendment No. 1, dated January 26, 2022 (this “Amendment No. 1”), supplements and amends the Schedule 13D filed on December 8, 2021 (as further amended and supplemented to date, the “Schedule 13D”) relating to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Local Bounti Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Pursuant to the Issuer’s 2021 Equity Incentive Plan, 2,000,000 shares of Restricted stock units (“RSUs”) were granted under the Issuer’s 2021 Equity Incentive Plan, of which, subject to Mr. Joyner’s continued service with the Issuer on the applicable vesting date, 10% will vest on July 1, 2022, and the remaining RSUs will vest in three equal installments (of 30% each) on January 1, 2023, 2024 and 2025.

This filing of Amendment No. 1 to Schedule 13D is being made as a result of Mr. Joyner’s receipt of 2,000,000 shares of RSUs pursuant to the Issuer’s 2021 Equity Incentive Plan. Subject to Mr. Joyner’s continued service with the Issuer on the applicable vesting date, 10% will vest on July 1, 2022, and the remaining RSUs will vest in three equal installments (of 30% each) on January 1, 2023, 2024 and 2025. The RSUs were issued pursuant to the terms of an award agreement that was entered into between the Issuer and Mr. Joyner, the form of which is incorporated by reference hereto and attached hereto as Exhibit 1.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by inserting the following,

(a) — (b) The following information with respect to the beneficial ownership of the Common Stock of the Company by the Reporting Persons is provided as of January 24, 2022. The percentage of the Common Stock is based on 86,344,881 shares of Common Stock outstanding as of November 30, 2021, as reported in the Prospectus filed by the Company with the Securities and Exchange Commission on December 23, 2021. Travis M. Joyner beneficially owns an aggregate of 18,148,881 shares of Common Stock, representing approximately 21.0% of the outstanding Common Stock, through being a Managing Member of McLeod Management Co. LLC.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) — (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.	Local Bounti 2021 Equity Incentive Plan and related forms of award agreements (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on November 24, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022

MCLEOD MANAGEMENT CO. LLC

By:	/s/ Travis M. Joyner
Travis M. Joyner
Managing Member
/s/ Travis M. Joyner
Travis M. Joyner